                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

         [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1999

                                   ----------

                           Commission File No. 1-13038

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

                              (Full title of plan)

                      CRESCENT REAL ESTATE EQUITIES COMPANY

                           777 Main Street, Suite 2100
                             Fort Worth, Texas 76102
           (Name of issuer and address of principal executive offices)

                       CRESCENT REAL ESTATE EQUITIES, LTD.
                                   401(k) PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                                                           Page
                                                                                                           ----

Report of Independent Public Accountants.................................................                   1

Statements of Net Assets Available for Plan Benefits as of
         December 31, 1999 and 1998......................................................                   2

Statements of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 1999 and 1998...........................................                   3

Notes to Financial Statements............................................................                   4

Supplemental Schedule of Assets Held for Investment Purposes as of
December 31, 1999........................................................................                   9

Supplemental Schedule of Reportable Transactions for the Year Ended
December 31, 1999........................................................................                  10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the plan of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits of the plan for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the Plan as of December 31, 1999 and 1998, and the changes in net assets available for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                             ARTHUR ANDERSEN LLP


Dallas, Texas
     June 16, 2000

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                                        AS OF              AS OF
                                                                  DECEMBER 31, 1999   DECEMBER 31, 1998
                                                                  -----------------   -----------------

ASSETS
     Investments, at fair market value:  (See Supplemental
      Schedule of Assets Held for Investment Purposes)            $       6,264,676   $       4,129,064
                                                                  -----------------   -----------------


TOTAL ASSETS                                                              6,264,676           4,129,064
                                                                  -----------------   -----------------


NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                                                $       6,264,676   $       4,129,064
                                                                  =================   =================


  The accompanying footnotes are an integral part of these financial statements.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                   YEAR ENDED           YEAR ENDED
                                                DECEMBER 31, 1999   DECEMBER 31, 1998
                                                -----------------   -----------------

ADDITIONS:
Additions to net assets attributed to:
      Net realized/unrealized gain (loss)       $        320,393    $       (460,675)
      Interest and dividends                             116,727              88,674

      Contributions:
           Company's                                     350,450             166,869
           Participant's                               1,403,871           1,034,755
           Rollovers                                     393,325             409,181
                                                ----------------    ----------------

      Total Contributions                              2,147,646           1,610,805

      TOTAL ADDITIONS                                  2,584,766           1,238,804
                                                ----------------    ----------------

DEDUCTIONS:
Deductions from net assets attributed to:
      Benefits paid to participants                     (447,289)           (149,948)
      Other Expenses                                      (1,865)             (7,102)
                                                ----------------    ----------------

      TOTAL DEDUCTIONS                                  (449,154)           (157,050)
                                                ----------------    ----------------

FORFEITURES                                                   --                  --
                                                ----------------    ----------------

NET CHANGE                                             2,135,612           1,081,754

NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
      BEGINNING OF YEAR                                4,129,064           3,047,310
                                                ----------------    ----------------

      END OF YEAR                               $      6,264,676    $      4,129,064
                                                ================    ================



 The accompanying footnotes are an integral part of these financial statements.

                       CRESCENT REAL ESTATE EQUITIES, LTD.
                                   401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN:

    The following description of the Crescent Real Estate Equities, Ltd. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

    General - The Plan was established on July 1, 1994. The Plan is a defined contribution plan covering all employees of the Company who have completed one month of service and are age 21 or older. Eligible employees may elect to participate in the Plan on the first day of the month after their first month of service. It is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Principal Financial Group ("Principal") serves as the asset custodian and recordkeeper for the Plan.

    Contributions - Prior to August 31, 1998, participants were able to contribute up to 15% of pre-tax annual compensation, but as of September 1, 1998, the Plan was amended to allow up to 25% of pre-tax annual compensation. A participant's contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($10,000 in 1999 and 1998). The participants may change their percent contribution election monthly. Prior to August 31, 1998, the Company matched 25 percent of participants' contributions up to the first four percent of base compensation. Effective September 1, 1998, the Company matches a percentage of participants' contributions up to the first 7% of base compensation. The matching percentage for active participants as of September 1, 1998 are based on the following elective deferral period:


                         Elective           Percentage
                      Deferral Period        Matched
                      ----------------      ----------

                      9/1/98 - 8/31/99          25%
                      9/1/99 - 8/31/00          50%
                      9/1/00 - 8/31/01          75%
                      After 9/1/01             100%

    The matching percentage for all employees hired after September 1, 1998, is based on the following vesting years of service:


                         Vesting Years          Percentage
                          of Service             Matched
                         -------------          ----------

                          Less than 2             25%
                               2                  50%
                               3                  75%
                          4 or more              100%

    In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the board of directors annually. No discretionary contribution payment was made for the years ended December 31, 1999 and 1998. All Company contributions are invested based upon participant account elections.

    Participant accounts - Each participant's account is credited with the participant's contribution and allocations of Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined.

    Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of the participants' accounts inclusive of forfeitures plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. The vesting schedule is as follows:


                           Years of
                            Service         Percentage
                           ---------        ----------


                                 1               20%
                                 2               40%
                                 3               60%
                                 4               80%
                                 5              100%

    Investment options - Upon enrollment in the Plan, a participant is able to direct employee contributions into one of or in a combination of any 11 investment options during 1999 and 1998. A brief description of each investment option is provided below:


          1.      Bond & Mortgage Account -

                  Funds are loaned to companies through bonds and commercial mortgages with durations ranging from five to ten years.

          2.      Bond Emphasis Balanced Account -

                  Funds are invested primarily in stocks, bonds, government securities and real estate through other separate accounts of Principal.

          3.      Small Company Blend Account -

                  Funds are invested in stocks of smaller, seasoned companies seeking for long term growth to be above average.

          4.      International Stock Account -

                  Funds are invested in common stocks of companies located outside the U.S. primarily in Western Europe and Asia.

          5.      Principal Stable Value Fund -

                  Funds are primarily invested in insurance contracts issued by insurance companies and investments from other financial institutions which offer stability of principal.

          6.      T. Rowe Price Mid-Cap Growth -

                  Funds are invested in mid size companies that have the potential of increased earnings of at least 12% per year.

          7.      Vanguard U.S. Growth Fund -

                  Funds are invested in companies in traditional growth industries such as technology and health care.

          8.      Vanguard Wellington -

                  Funds are invested 60% to 70% in stocks with the remainder invested in bonds.

         9.       Large Cap Stock Index -

                  Funds are invested in companies with large market capitalizations.

         10.      International Emerging Markets Fund -

                  At least 65% of funds are invested in equity securities from emerging market countries.

         11.      Stock Fund -

                  Funds are invested in common shares of Crescent Real Estate Equities Company. As of December 31, 1999 this stock was trading at $18.38.


    Participants may change their investment options daily for any of the funds.

    Participant loans - Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are available to all participants only after the trustees have evaluated the applicant's credit worthiness and purpose and terms of the loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate listed in the Wall Street Journal plus 1%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rates at December 31, 1999 and 1998, were 10.25% and 10.5%, respectively. Principal and interest have a definite repayment period which provides for payments to be made not less frequently than quarterly.

    Payment of benefits - Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or select the installment plan, only if the participant's account balance exceeds $5,000. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

    Disposition of forfeitures - Forfeitures attributable to the Company matching contributions shall be first applied to pay expenses under the Plan, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future Company contributions. Forfeitures for 1999 and 1998 were $264 and $845, respectively.

2.  SUMMARY OF ACCOUNTING POLICIES:

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles ("GAAP").

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    Certain of the funds in which the Plan invests utilize several investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan's exposure is limited to the fund(s) utilizing the derivative investment.

    Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company shares are valued at quoted market price. Participant loans are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits

    Benefits are recorded when paid.

3.  ASSETS HELD FOR INVESTMENT PURPOSES:

    The fair market value of the following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1999 and 1998:


                                           1999               1998
                                      --------------    --------------

Small Company Blend                   $           --   $      208,231
International Stock Account                       --          227,333
Principal Stable Value Fund                  645,675          412,997
T. Rowe Price Mid-Cap Growth                 877,623          533,194
Vanguard U. S. Growth Fund                 2,006,575        1,013,061
Vanguard Wellington                          532,939          352,403
Stock Fund                                 1,187,009        1,157,642

    During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $320,393 and $(460,675), respectively, as follows:


                                            1999              1998
                                      --------------    --------------
Mutual funds                          $      496,554    $      245,309
Common stock                                (274,202)         (732,251)
Pooled Separate Accounts                      87,032             6,752
Common / Collective Trusts                    11,009            19,515
                                      --------------    --------------
                                      $      320,393    $     (460,675)
                                      ==============    ==============

    The Principal Stable Value Fund includes investment contracts underlying the funds that are fully benefit responsive. The crediting interest rates range from 6.5% to 7.1%, while the average yield approximated 8.5%. The investment contracts are carried at contract value which approximates fair value. There is no valuation reserve provided for on the contracts. In 1998 the contracts were not fully benefit responsive and were carried at fair value.

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                    December 31,
                                  1999        1998
                                --------    --------

Net Assets:
     Crescent Operating Stock   $  3,482    $  6,657



                               Year Ended December 31,
                                  1999         1998
                                --------    --------

Changes in Net Assets:
     Contributions              $     --    $     --
     Interfund Transfers             (24)       (364)
     Sales                          (437)     (1,244)
     Loss on Sales                (2,714)    (28,997)
                                --------    --------
                                $ (3,175)   $(30,605)
                                ========    ========



5.  PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Amounts will be distributed in accordance with Plan provisions.

6.  TAX STATUS:

    The Plan is designed to be a qualified plan under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, the Plan and related trust is exempt from federal income tax under Section 501(a) of the Code.

    The Plan filed its determination letter application on January 25, 1995 with the Internal Revenue Service and received a favorable determination letter dated March 23, 1996 from the Internal Revenue Service as to the qualification for tax exempt status. The Plan was restated effective March 17, 1997, and the Company obtained a new Internal Revenue Service determination letter dated August 21, 1998, for the restated Plan. The Plan was amended effective September 1, 1998, and the Company obtained a new Internal Revenue Service determination letter dated October 1, 1999, for the amended Plan.

7.  RELATED-PARTY TRANSACTIONS:

    All administrative expenses and accounting fees of the Plan are to be paid by the Company. The Company paid approximately $16,867 and $13,415 for administrative and accounting fees on behalf of the Plan during fiscal years 1999 and 1998, respectively. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

    Effective June 12, 1997, all participants received a stock dividend of one share of Crescent Operating, Inc. stock for each ten shares of Crescent Real Estate Equities Company common stock held.

                CRESCENT REAL ESTATE EQUITIES, LTD. 401 (k) PLAN
          SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
                                PLAN NUMBER: 001
                                 EIN: 75-2526839




                  (b)                                          (c)                                       (d)            (e)
              IDENTITY OF                                   DESCRIPTION                                               CURRENT
 (a)            ISSUER                                     OF INVESTMENT                                 COST          VALUE
---------------------------------------------------------------------------------------------------------------------------------

  *    The Principal Financial Group       Pooled Separate Account - Bond & Mortgage Account           $       --    $    116,006

  *    The Principal Financial Group       Pooled Separate Account - Bond Emphasis Balanced Account            --         168,913

  *    The Principal Financial Group       Pooled Separate Account - Small Company Blend Account               --         261,143

  *    The Principal Financial Group       Pooled Separate Account - International Stock Account               --         264,245

  *    The Principal Financial Group       Principal Stable Value Fund                                         --         645,675

  *    The Principal Financial Group       Large-Cap Sock Index                                                --          62,242

  *    The Principal Financial Group       International Emerging Markets                                      --          35,545

       T. Rowe Price Associates            Mutual Fund - T. Rowe Price Mid-Cap Growth                          --         877,623

       Vanguard                            Mutual Fund - Vanguard U. S. Growth Fund                            --       2,006,575

       Vanguard                            Mutual Fund - Vanguard Wellington                                   --         532,939

  *    Crescent Real Estate Equities
          Company                          Common Shares (Par value $.01)                                      --       1,187,009

  *    Participant Loans                   Loans to Participants (Interest rates range from
                                               9.75% to 10.25%)                                                --         103,279

  *    Crescent Operating, Inc.            Common Stock (Par value $.01)                                   16,998           3,482
                                                                                                       ----------    ------------

                                                                                                       $   16,998    $  6,264,676
                                                                                                       ==========    ============



             * in column (a) indicates each identified person/entity
                        known to be a party-in-interest.


    This supplemental schedule lists assets held for investment purposes at
     December 31, 1999, as required by the Department of Labor's Rules and
                   Regulations for Reporting and Disclosure.

                 CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
                SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                PLAN NUMBER: 001
                                 EIN: 75-2526839



              (a)                  (b)                   (c)          (d)        (f)           (g)          (h)             (i)
                                                                                EXPENSE                CURRENT VALUE
           IDENTITY            DESCRIPTION                                      INCURRED       COST     OF ASSET ON         NET
              OF                    OF               PURCHASE       SELLING       WITH          OF      TRANSACTION        GAIN
            ISSUER                ASSET                PRICE         PRICE     TRANSACTION     ASSET        DATE          (LOSS)
-----------------------   ----------------------   --------------  ---------  ------------------------ ---------------    --------






SERIES OF TRANSACTIONS:

There were no series of transactions greater than 5% of the fair market value of plan assets at the beginning of the year for nonparticipant directed investments.




  Column (e) Lease Rental has been excluded from this schedule because it does not apply for this Plan.

             This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized on the 27th day of June 2000.

Dated: June 27, 2000            CRESCENT REAL ESTATE EQUITIES, LTD, 401(k) PLAN



                                By:     /s/ JERRY R. CRENSHAW
                                   --------------------------------------------
                                        Jerry R. Crenshaw
                                        Trustee